June 22, 2007

Nicholas P. Panos, Esq.,
Special Counsel,
Office of Mergers and Acquisitions,
Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	CBOT Holdings, Inc. — Preliminary Schedule 14A filed on June 13, 2007, as amended on June 14, 2007 Filed by Intercontinental Exchange, Inc. File No. 001-32650
Dear Mr. Panos:
                      We write on behalf of our client, IntercontinentalExchange, Inc. (“ICE”), in response to the Securities and Exchange Commission (the “Commission”) Staff’s letter, dated June 19, 2007, containing comments on the above-captioned materials (the “Proxy Statement”). These comments relate to ICE’s intention to solicit proxies in opposition to the proposed merger of CBOT Holdings, Inc. (“CBOT”) with Chicago Mercantile Exchange Holdings, Inc. (“CME”). ICE has also filed an Edgar copy of this letter.
                      The information provided to us by ICE in response to the Staff’s comments is set out below. For convenience, each response follows the text of the comment to which it relates. Capitalized terms used in this letter but not defined in this letter have the meanings ascribed to such terms in the Proxy Statement.
1.	Each statement or assertion of opinion or belief made in your proxy statement and/or your additional soliciting material must be characterized as such and be supported by a reasonable basis that is self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. We cite the following non-exhaustive examples of factual assertions that should be specifically supported or deleted:
•	significant clearing benefits also exist as ICE could provide a fully operational clearing solution for CBOT’s products upon termination of CBOT’s existing clearing agreement with CME in January 2009.

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•	ICE believes the combination would be accretive to cash earnings per share within 18 months of closing.
                      In response to the Staff’s comment, ICE has revised the disclosures on pages 5, 6 and 7 of the Proxy Statement and has eliminated certain annexes to the Proxy Statement.
2.	We noticed that CBOT will be using a blue colored proxy card to solicit its members in connection with the CME-CBOT planned merger proposal. CBOT publicly disclosed this information in its supplement filed on June 17, 2007. We also recognize that ICE will not be soliciting proxies from any CBOT members. Please advise us, with a view toward revised disclosure in ICE’s proxy statement, what consideration ICE has given to changing the color of their proxy card to a color other than blue.
                      The CBOT supplement filed on June 17, 2007 was filed after ICE had already disclosed that it planned to provide a blue colored proxy card to solicit CBOT stockholders in connection with the CME-CBOT merger proposal. However, to avoid confusion among recipients of the proxy cards and in response to the Staff’s comment, ICE has revised the disclosure throughout the Proxy Statement to reflect that the ICE proxy card will be gold colored.
3.	We note the disclosure that indicates if the CME merger is approved, security holders will forfeit the opportunity to “consider any other financially superior options that may be available to CBOT.” Revise this disclosure to remove the implication that other financially superior options are in fact pending.
                      In response to the Staff’s comment, ICE has revised the disclosure on page 3 of the Proxy Statement to reflect that the ICE Proposal is the financially superior option that is pending.
4.	Revise the form of proxy to clearly identify it as being a preliminary copy. See Rule 14a-6(e)(l) of Regulation 14A.
                      In response to the Staff’s comment, ICE has revised the disclosure on the form of proxy card included with the Proxy Statement.
5.	Revise to define the term “rule application” as it has been used to describe the pending matter submitted to the SEC and update this disclosure as appropriate.
                      In response to the Staff’s comment, ICE has revised the disclosure on page 6 of the Proxy Statement.

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6.	The disclosure indicates “The ICE Proposal provides an opportunity for CBOT Members who hold the required interests to realize a minimum of $500,000 in value for each of their CBOE Exercise Rights...” Revise the disclosure in close proximity to this representation to briefly itemize the contingencies to which this consideration is subject.
                      In response to the Staff’s comment, ICE has revised the disclosure on page 6 of the Proxy Statement.
7.	ICE has referenced specific information concerning their alternative proposal in this section and the annexes to the proxy statement. We note, for example, that ICE estimates transaction benefits of at least $250 million annually on a pre-tax, run-rate basis upon the full integration of ICE and CBOT. We also noticed the specific references to an anticipated exchange ratio as well as dividend payments to be made by CBOT. Revise the proxy statement to furnish pro forma financial information disclosing the effect of the transaction in accordance with GAAP. See Note A to Schedule 14A, Items 14(b)(9) and (10) of Schedule 14A and Rule 14a-9 of Regulation 14A.
                      In response to the Staff’s comment, ICE has revised the Proxy Statement to supply certain pro forma financial data as an annex to the Proxy Statement and has revised the disclosure on page 5 of the Proxy Statement.
8.	Please advise us, with a view toward revised disclosure, how ICE concluded that all of its directors, director nominees and officer/employees “may potentially be participants” in the solicitation. Explain to us whether ICE is reserving the right for these individuals to later appear in the solicitation, and, if so, the extent to which ICE intends to amend its proxy statement to affirmatively indicate which individuals have become participants.
                      As discussed with the Staff, ICE initially included all of its directors, director nominees and officer/employees as potential participants in the solicitation out of an abundance of caution and in the interests of complete disclosure because at the time that ICE filed the Proxy Statement with the Commission, ICE had not yet determined which, if any, of the foregoing individuals would actually participate in the solicitation. ICE has subsequently concluded that only Jeffrey Sprecher, David Goone and Kelly Loeffler will participate in the solicitation. In response to the Staff’s comment, ICE has revised the disclosures on pages 13 and 16 of the Proxy Statement and Schedule I of the Proxy Statement accordingly. If any additional persons become participants in the solicitation, ICE intends to file supplemental proxy materials to identify these additional persons as such and to provide any additional disclosure required about them, including the information required to comply with Item 5(a) of Schedule 14A. ICE will also

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promptly supply to the Commission, on a supplemental basis under separate cover, a statement from each of the foregoing participants acknowledging that the participant is responsible for the adequacy and accuracy of the disclosure in the filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and the participant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
9.	If in fact ICE decides that the individuals referenced in the prior comment are participants in the instant solicitation, please revise the cover page of Schedule 14A to identify them as persons filing the proxy statement. In addition, please revise the proxy statement to expressly comply with Item 5(a) of Schedule 14A for each person identified as a participant.
                      In response to the Staff’s comment, ICE has revised the cover page and the disclosure on page 13 of the Proxy Statement.
10.	Revise to affirmatively indicate that ICE has included a proposal regarding the adjournment of the meeting for the purpose of soliciting additional proxies.
                      In response to the Staff’s comment, ICE has revised the disclosure on page 13 of the Proxy Statement.
11.	We note the assertion that the information concerning the CME-CBOT merger transaction has been taken from or is based upon documents and records on file with the SEC and other publicly available information. ICE further states that it does not take any responsibility for the accuracy or completeness of reproduced statements. Revise the disclosure to remove the implication that the participants are not responsible for the accuracy or completeness of the disclosure contained in the proxy statement. While the staff does not object to the inclusion of qualifying statements made about the source of the information, it remains inappropriate to disclaim responsibility for disclosures made in the Schedule 14A.
                      In response to the Staff’s comment, ICE has revised the disclosure on page 17 of the Proxy Statement.
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                      In addition to changes made in connection with the foregoing Staff comments, ICE has also revised certain other disclosures in the Proxy Statement to update the Proxy Statement to reflect recent developments and new publicly available information concerning the Proposed CME Merger. For the Staff’s convenience, we will promptly provide the Staff with a blackline of the Proxy Statement showing all

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changes to the Proxy Statement as compared to the amended preliminary Proxy Statement that ICE filed on June 14, 2007.
                      If you have any questions, please contact John Evangelakos at (212) 558-4260 or Melissa Sawyer at (212) 558-4243.

Sincerely,
/s/ Melissa Sawyer

Melissa Sawyer